Exhibit 99.1

Date: April 19, 2013

To: All Canadian Securities Regulatory Authorities New York Stock Exchange
Subject: ADVANTAGE OIL & GAS LTD
Dear Sirs: We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General and Special Meeting
Record Date for Notice of Meeting :	May 14, 2013
Record Date for Voting (if applicable) :	May 14, 2013
Beneficial Ownership Determination Date :	May 14, 2013
Meeting Date :	June 20, 2013
Meeting Location (if available) :	Calgary AB
Issuer sending proxy related materials directly to NOBO:	No
Issuer paying for delivery to OBO:	Yes

Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	No
Beneficial Holders Stratification Criteria:
Number of shares greater than:	n/a
Holder Consent Type(s):	n/a
Holder Provinces-Territories:	n/a
NAA for Registered Holders	No
Registered Holders Stratification Criteria:
Number of shares greater than:	n/a
Holder Provinces-Territories:	n/a

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON SHARES	00765F101	CA00765F1018
COMMON US RESTRICTED	00765F309	US00765F3091

Sincerely,

Computershare
Agent for ADVANTAGE OIL & GAS LTD